Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$3,500,000.00	$107.45(1)

(1)	The filing fee of $107.45 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $480,669.41 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $107.45 is offset against the registration fee due for this offering and of which $480,561.96 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2007 – MTNDD130, Dated July 23, 2007

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$3,500,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Notes Based Upon the Dow Jones-AIG Commodity IndexSM Due 2010

•	We will not make any payments on the notes prior to maturity.

•

The notes will mature on July 27, 2010. You will receive at maturity, for each US$1,000 principal amount of notes you then hold, an amount in cash equal to US$1,000 plus an index return amount, which may be positive, zero or negative. The maximum amount, including principal, you could receive at maturity is US$2,500 per note and the amount you receive may be less than US$1,000 per note and could be as little as US$100.

•	The index return amount will be based on the percentage change of the value of the Dow Jones-AIG Commodity IndexSM during the term of the notes.

•

If the ending value of the Commodity Index is greater than 170.199, its starting value, the index return amount will be positive and will equal the product of (a) US$1,000, (b) the percentage increase of the value of the Commodity Index and (c) a participation rate of 150%, provided that the maximum return on the notes is limited to 150% (50% per annum on a simple interest basis) of the principal amount of the notes.

•

If the ending value of the Commodity Index is equal to its starting value or has decreased from its starting value by less than 10% (to a value between 153.179 and 170.199), the index return amount will equal zero. As a result, the amount you receive at maturity will be US$1,000 per note.

•

If the ending value of the Commodity Index has decreased from its starting value by 10% or more (to a value of 153.179 or less), the index return will be negative or zero and will equal the product of (a) US$1,000 and (b) 10% plus the percentage decrease of the Commodity Index. As a result, the amount you receive at maturity will be less than or equal to US$1,000 per note and could be as little as US$100.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Note		Total
Public Offering Price	US$	1,000.00	US$	3,500,000
Agent’s Discount	US$	0.00	US$	0.00
Proceeds to Citigroup Funding Inc.	US$	1,000.00	US$	3,500,000

We expect that delivery of the notes will be made against payment therefor on or about July 27, 2007.

Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Notes Based Upon the Dow Jones-AIG Commodity IndexSM Due 2010. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are index-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately three years. The notes pay an amount at maturity that will depend on the percentage change of the value of the Dow Jones-AIG Commodity IndexSM, which we refer to as the Commodity Index, over the term of the notes. If the percentage change of the value of the Commodity Index from the date of this pricing supplement, which we refer to as the pricing date, to the fifth index business day before maturity (which we refer to as the valuation date) is greater than zero, the payment you receive at maturity will be greater than the amount of your initial investment in the notes. In this case, and the return on the notes will be 1.5 times of the percentage increase in the value of the Commodity Index, provided that the maximum return on the notes is limited to 150% (50% per annum on a simple interest basis) of the principal amount of the notes. As a result, the amount, including principal, you could receive at maturity will not exceed $2,500 per note. If the percentage change of the value of the Commodity Index from the pricing date to the valuation date is negative or zero and the settlement value of the Commodity Index on the valuation date has decreased by less than 10% from its settlement value on the pricing date, the payment you receive at maturity will equal your initial investment in the notes. If the percentage change of the value of the Commodity Index from the pricing date to the valuation date is negative and the settlement value of the Commodity Index on the valuation date has decreased by 10% or more from its settlement value on the pricing date, the payment your receive at maturity will likely be less than the amount of your initial investment and could be as little as US$100.

The notes mature on July 27, 2010 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

Will I Receive Interest on the Notes?

We will not make any periodic payments of interest or any other payments on the notes until maturity.

What Will I Receive at Maturity of the Notes?

The notes will mature on July 27, 2010. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the maturity payment could be less than US$1,000 per note and could be as little as US$100. Moreover, because the maturity payment is capped, the maximum amount, including principal, you could receive at maturity is $2,500 per note.

What is the Index Return Amount?

The index return amount will be based on the index return of the Commodity Index during the term of the notes.

The index return will equal the following fraction, expressed as a percentage:

Ending Value – Starting Value
Starting Value

The starting value is 170.199, the settlement value of the Commodity Index as reported by Reuters on Page “.DJAIG,” at 5:00 p.m. (New York City time) on the pricing date.

The ending value will be the settlement value of the Commodity Index as reported by Reuters on Page “.DJAIG,” or any substitute page, at 5:00 p.m. (New York City time) on the valuation date.

If the index return is positive, the index return amount per note will equal the product of (i) US$1,000, (ii) the index return and (iii) the upside participation rate, provided that the maximum return on the notes is limited to 150% (50% per annum on a simple interest basis) of the principal amount of the notes. The upside participation rate equals 150%.

If the index return is zero, the index return amount will be zero.

If the index return is negative,

•	and the ending value has declined by less than 10% from the starting value, the index return amount will be zero.

•

and the ending value has declined by 10% or more from the starting value, the index return amount will equal the product of (i) US$1,000 and (ii) 10% plus the index return. In such case, the index return amount will be zero or negative and the maturity payment will likely be less than US$1,000 per note and could be as little as US$100.

If the settlement value of the Commodity Index on the fifth index business day before maturity is not reported because of a market disruption event or otherwise, the value of the Commodity Index for that index business day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Commodity Index obtained from as many dealers in commodity futures (which may include Citigroup Global Markets or any of our affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Commodity Index by the calculation agent in the event of a market distribution event may be deferred by the calculation agent for up to five consecutive index business days on which a market disruption event is occurring, but not past the index business day prior to maturity.

For more specific information about the “index return amount,” the “index return,” “market disruption event” and the determination of the value of the Commodity Index, please see “Description of the Notes—Index Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples of hypothetical maturity payments, see “Description of the Notes—Hypothetical Maturity Payment Examples” in this pricing supplement.

Who Publishes the Dow Jones-AIG Commodity IndexSM and What Does it Measure?

All disclosures contained in this pricing supplement regarding the Commodity Index including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones & Company, Inc., American International Group, Inc. and AIG Financial Products Crop. Neither Citigroup Funding nor Citigroup Global Markets Inc. assumes any responsibility for the accuracy or completeness of such information.

The Commodity Index is an index calculated, published and disseminated by Dow Jones, AIG and AIG Financial Products Corp. The Commodity Index was introduced in July 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Commodity Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Commodity Index for 2007 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts underlying the Commodity Index are currently listed for trading on the Chicago Board of Trade. For further information on the Commodity Index, including its makeup, method of calculation and changes in its components, see “Description of the Dow Jones-AIG Commodity IndexSM” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any ownership or other interest in respect of the futures contracts or the commodities underlying the Commodity Index.

How Has the Dow Jones–AIG Commodity IndexSM Performed Historically?

We have provided a table showing the month-end settlement value of the Commodity Index from January 2002 to June 2007 and a graph showing the daily settlement values of the Commodity Index from January 2, 1997 to July 23, 2007. You can find this table and graph in the section “The Dow Jones-AIG Commodity IndexSM—Historical Settlement Values of the Commodity Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Commodity Index in recent years. However, past performance is not indicative of how the Commodity Index will perform in the future.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the futures contracts underlying the Commodity Index or in other instruments, such as options, swaps or futures, based on the Commodity Index or on one or more of the futures contracts underlying the Commodity Index. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors— Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal

Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a note as a capped variable cash-settled prepaid forward contract, pursuant to which forward contract, at maturity you will receive the cash value of the Commodity Index subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the note. Under this treatment, at maturity or upon the sale or other taxable disposition of a note, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder has held the note for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliates, Citigroup Global Markets Inc. and Citibank, N.A.?

Our affiliate, Citigroup Global Markets Inc. is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citibank, N.A., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citibank, N.A.as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the Dow Jones-AIG Commodity IndexSM and other events that are difficult to predict and beyond our control.

Your Investment in the Notes May Result in a Loss of Principal if the Value of the Commodity Index Declines

The notes are not principal protected and the amount you receive at maturity will depend on the settlement value of the Commodity Index on the fifth index business day before maturity. As a result, the amount you receive at maturity may be less than the principal amount of US$1,000 per note. If the ending value of the Commodity Index has decreased by more than 10% from its starting value, the amount you receive at maturity for each note will be less than US$1,000 per note, and could be as little as US$100, in which case your investment in the notes will result in a loss. This will be true even if the value of the Commodity Index at any point during the term of the notes exceeds the starting value of the Commodity Index.

Any Appreciation of Your Investment in the Notes Will Be Limited

Because the maximum return on the notes is limited to 150% (50% per annum) of the principal amount of the notes, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the value of the Commodity Index. If the ending value of the Commodity Index exceeds its starting value by more than 150% (50% per annum), the appreciation on an investment in the notes may be less than the appreciation on an investment in the underlying futures contracts of the Commodity Index and will be less than an investment in an instrument that was directly linked to the Commodity Index but was not subject to a maximum return.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending value of the Commodity Index is less than 190.441 (an increase of 11.89% from the starting value of the Commodity Index), the effective yield on the notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes.

The Historical Performance of the Commodity Index Is Not an Indication of the Future Performance of the Commodity Index

The historical performance of the Commodity Index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the Commodity Index during the term of the notes. Changes in value of the Commodity Index will affect the trading price of the notes, but it is impossible to predict whether the value of the Commodity Index will fall or rise.

Higher Future Prices of the Futures Contracts Underlying the Commodity Index Relative to Their Current Prices May Decrease Your Return on the Notes

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts underlying the Commodity Index approach expiration, they are replaced by futures contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield,” without necessarily being indicative of the performance of the contracts. While many of the contracts included in the Commodity Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the Commodity Index, such as gold, have historically traded in markets in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Commodity Index and, accordingly, decrease your return on the notes.

Trading in Futures Contracts Associated with Physical Commodities Is Speculative and Can Be Extremely Volatile

Market prices of the underlying commodity interests may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships; weather; agricultural, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. This may in turn result in volatile changes in the value of the Commodity Index and, as a result, the value of the notes.

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator. Because the notes are not interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the Commodity Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Commodity Index. We expect that the market value of the notes will depend substantially on the relationship between the settlement value of the Commodity Index on the pricing date and the future value of the Commodity Index. However, changes in the value of the Commodity Index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the Commodity Index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the Commodity Index will continue to fluctuate from that time to the time when the ending value of the Commodity Index is determined. If you choose to sell your notes when the value of the Commodity Index is below the settlement value of the index on the pricing date by more than 10%, you are likely to receive less than the amount you originally invested.

Trading prices of the futures contracts underlying the Commodity Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the trading markets on which the underlying future contracts are traded. These factors are described in more detail in “—Trading in Futures Contracts Associated with Physical Commodities is Speculative and Can Be Extremely Volatile” above.

Volatility of the Commodity Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the Commodity Index changes during the term of the notes, the market value of the notes may decrease.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Suspension or Disruption of Futures Trading May Adversely Affect the Value of the Notes. The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the cessation of trading in futures contracts, the participation of speculators and government and futures exchange regulation and intervention, any of which could reduce the value of the notes. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuations” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once a limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These distortions or disruptions may affect one or more components of the Commodity Index or the value of the Commodity Index itself.

Time Premium or Discount. As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Commodity Index the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the Commodity Index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the futures contracts underlying the Commodity Index or in other instruments, such as options, swaps or futures, based upon the Commodity Index or the futures contracts underlying the Commodity Index. This hedging activity could affect the value of the Commodity Index and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup Inc.’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in U.S. interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the value of the Commodity Index.

The Notes are Linked to the Dow Jones-AIG Commodity IndexSM and not to the Dow Jones-AIG Commodity Index Total ReturnSM

The notes are linked to the Dow Jones-AIG Commodity IndexSM and not to the Dow Jones-AIG Commodity Index Total ReturnSM. The Dow Jones-AIG Commodity IndexSM reflects returns that are potentially available through an unleveraged investment in the index components. The Dow Jones-AIG Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity IndexSM, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the notes are linked to the Dow Jones-AIG Commodity IndexSM and not the Dow Jones-AIG Commodity Index Total ReturnSM, the return from an investment in the notes will not reflect this total return feature.

You Will Not Have Any Rights with Respect to the Any Futures Contracts or Commodities Underlying the Commodity Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the future contracts or commodities underlying the Commodity Index. The notes are debt securities issued by Citigroup Funding, not an interest in the futures contracts or commodities underlying the Commodity Index.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citibank, N.A. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citibank, N.A.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Notes Based Upon the Dow Jones–AIG Commodity IndexSM Due 2010 (the “Notes”) are index-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately three years. The Notes pay an amount at maturity that will depend on the percentage change of the value of the Commodity Index over the term of the Notes. If the percentage change of the value of the Commodity Index from the Pricing Date to the Valuation Date is greater than zero, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes. In this case, the return on the Notes will be 1.5 times of the percentage increase in the value of the Commodity Index, provided that the maximum return on the Notes is limited to 150% (50% per annum on a simple interest basis) of the principal amount of the Notes. As a result, the amount, including principal, you could receive at maturity will not exceed $2,500 per Note. If the percentage change of the value of the Commodity Index from the Pricing Date to the Valuation Date is zero or negative and the settlement value of the Commodity Index on the Valuation Date has decreased by less than 10% from its settlement value on the Pricing Date, the payment you receive at maturity will equal your initial investment in the Notes. If the percentage change of the value of the Commodity Index from the Pricing Date to the Valuation Date is negative and the settlement value of the Commodity Index on the Valuation Date has decreased by 10% or more from its settlement value on the Pricing Date, the payment you receive at maturity will likely be less than the amount of your initial investment and could be as little as US$100.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be US$3,500,000 (3,500 Notes). The Notes will mature on July 27, 2010, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Notes until maturity.

Payment at Maturity

The Notes will mature on July 27, 2010. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$1,000 plus an Index Return Amount, which may be positive, zero or negative. Because the Index Return Amount may be negative, the maturity payment could be less than US$1,000 per Note and could be as little as US$100. Moreover, because the maturity payment is capped, the maximum amount, including principal, you could receive at maturity is $2,500 per Note.

Index Return Amount

The Index Return Amount will be based on the Index Return of the Commodity Index during the term of the Notes and will be calculated as follows:

•

If the Index Return is positive, the Index Return Amount per Note will equal the product of (i) US$1,000, (ii) the Index Return and (iii) the Upside Participation Rate, provided that the maximum return on the Notes is limited to 150% (50% per annum on a simple interest basis) of the principal amount of the Notes. The Upside Participation Rate equals 150%.

•	If the Index Return is zero, the Index Return Amount will be zero.

•	If the Index Return is negative,

•	and the Ending Value has declined by less than 10% from the Starting Value, the Index Return Amount will be zero.

•

and the Ending Value has declined by 10% or more from the Starting Value, the Index Return Amount will equal the product of (i) US$1,000 and (ii) 10% plus the Index Return. In such case, the Index Return Amount will likely be negative and the maturity payment will likely be less than US$1,000 per Note and could be as little as US$100.

The Index Return will equal the following fraction, expressed as a percentage:

Ending Value – Starting Value
Starting Value

The Starting Value is 170.199, the settlement value of the Commodity Index as reported by Reuters on Page “.DJAIG” at 5:00 p.m. (New York City time) on the Pricing Date.

The Ending Value will be the settlement value of the Commodity Index as reported by Reuters on Page “.DJAIG,” or any substitute page, at 5:00 p.m. (New York City time) on the Valuation Date.

The Pricing Date means the date of this pricing supplement.

The Valuation Date will be the fifth Index Business Day before maturity.

If the settlement value of the Commodity Index on the Valuation Date before maturity is not reported because of a Market Disruption Event or otherwise, the value of the Commodity Index for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Commodity Index obtained from as many dealers in commodity futures (which may include Citigroup Global Markets or any of our affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Commodity Index by the calculation agent in the event of a Market Distribution Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An Index Business Day means a day, as determined by the calculation agent, on which the Commodity Index or any successor index is calculated and published and on which futures contracts comprising more than 80% of the value of the Commodity Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the settlement value of the Commodity Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A Market Disruption Event means, as determined by the calculation agent in its sole discretion (1) the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Commodity Index on any day, (2) the settlement price of any futures contract used in the calculation of the Commodity Index reflects the maximum permitted price change from the previous day’s settlement price, (3) the failure of any exchange to publish official settlement prices for any futures contract used in the calculation of the Commodity Index, (4) with respect to any futures contract used in the calculation of the Commodity Index that trades on the London Metal Exchange, a business day on which the London Metal Exchange is not open for trading, or (5) with respect to Eurodollar futures contracts, a business day on which the Chicago Mercantile Exchange is not open for trading or fails to publish official settlement prices for such contracts and if, in each case, in the determination of the calculation agent, any such termination, suspension, limitation, disruption, failure to publish, closure or event is material.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments, if any, to be made on an investment of US$1,000 principal amount of Notes based on various Ending Values of the Commodity Index. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

•	Principal amount: US$1,000 per Note

•	Starting Value: 175.00

•	Upside Participation Rate: 150%

•	Maximum Return: 150% (US$1,500 per Note)

•	Downside Barrier Level: 157.50 (90% of Starting Value)

•	Maturity: 3 years

•	The notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Return Amount, which, in turn, will depend on the actual Starting Value (170.199), Ending Value and maximum return on the Notes (150%).

Hypothetical Ending Value	Hypothetical Index Return(1)	Hypothetical Index Return Amount(2)		Hypothetical Maturity Payment Per Note(3)		Hypothetical Return on the Notes	Hypothetical Per Annum Return on the Notes
10	-94.286%	-US$	842.86	US$	157.14	-84.286%	-28.095%
20	-88.571%	-US$	785.71	US$	214.29	-79.571%	-26.190%
30	-82.857%	-US$	728.57	US$	271.43	-72.857%	-24.286%
40	-77.143%	-US$	671.43	US$	328.57	-67.143%	-22.381%
50	-71.429%	-US$	614.29	US$	385.71	-61.429%	-20.476%
60	-65.714%	-US$	557.14	US$	442.86	-55.714%	-18.571%
70	-60.000%	-US$	500.00	US$	500.00	-50.000%	-16.557%
80	-54.286%	-US$	442.86	US$	557.14	-44.286%	-14.762%
90	-48.571%	-US$	385.71	US$	614.29	-38.571%	-12.857%
100	-42.857%	-US$	328.57	US$	671.43	-32.857%	-10.952%
110	-37.143%	-US$	271.43	US$	728.57	-27.143%	-9.048%
120	-31.429%	-US$	214.29	US$	785.71	-21.429%	-7.143%
130	-25.714%	-US$	157.14	US$	842.86	-15.714%	-5.238%
140	-20.000%	-US$	100.00	US$	900.00	-10.000%	-3.333%
150	-14.286%	-US$	42.86	US$	957.14	-4.286%	-1.429%
160	-8.571%	US$	0.00	US$	1,000.00	0.000%	0.000%
170	-2.857%	US$	0.00	US$	1,000.00	0.000%	0.000%
175	0.000%	US$	0.00	US$	1,000.00	0.000%	0.000%
180	2.857%	US$	42.86	US$	1,042.86	4.286%	1.429%
190	8.571%	US$	128.57	US$	1,128.57	12.857%	4.286%
200	14.286%	US$	214.29	US$	1,214.29	21.857%	7.143%
210	20.000%	US$	300.00	US$	1,300.00	30.000%	10.000%
220	25.714%	US$	385.71	US$	1,385.71	38.571%	12.857%
230	31.429%	US$	471.43	US$	1,471.43	47.143%	15.714%
240	37.143%	US$	557.14	US$	1,557.14	55.714%	18.571%
250	42.857%	US$	642.86	US$	1,642.86	64.286%	21.429%
260	48.571%	US$	728.57	US$	1,728.57	72.857%	24.286%
270	54.286%	US$	814.29	US$	1,814.29	81.429%	27.143%
280	60.000%	US$	900.00	US$	1,900.00	90.000%	30.000%
290	65.714%	US$	985.71	US$	1,985.71	98.571%	32.857%
300	71.429%	US$	1,071.43	US$	2,071.43	107.143%	35.714%
310	77.143%	US$	1,157.14	US$	2,157.14	115.714%	38.571%
320	82.857%	US$	1,242.86	US$	2,242.86	124.286%	41.429%
330	88.571%	US$	1,328.57	US$	2,328.57	132.857%	44.286%
340	94.286%	US$	1,414.29	US$	2,414.29	141.429%	47.143%
350	100.000%	US$	1,500.00	US$	2,500.00	150.000%	50.000%
360	105.714%	US$	1,500.00	US$	2,500.00	150.000%	50.000%

(1)	Hypothetical Index Return = (Hypothetical Ending Value – Hypothetical Starting Value) / Hypothetical Starting Value
(2)	If Hypothetical Index Return is greater than zero,

Hypothetical Index Return Amount = (US$1,000 x Hypothetical Index Return) x Participation Rate (150%),

provided that the Hypothetical Index Return Amount will not be greater than US$1,500 per Note.

If Hypothetical Index Return is less than zero but greater than –10%,

Hypothetical Index Return Amount = US$0

If Hypothetical Index Return is less than or equal to –10%,

Hypothetical Index Return Amount = US$1,000 x (10% + Hypothetical Index Return)

(3)	Hypothetical Maturity Payment per Note = US$1,000 + Hypothetical Index Return Amount

Discontinuance of the Commodity Index

If Dow Jones and AIG discontinue publication of the Commodity Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Commodity Index, then the value of the Commodity Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If Dow Jones and AIG discontinue publication of the Commodity Index and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the value of the Commodity Index, the value to be substituted for the Commodity Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Commodity Index prior to any such discontinuance.

If Dow Jones and AIG discontinue publication of the Commodity Index prior to the determination of the amount payable at maturity and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the amount payable at maturity and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in determining the value of the Commodity Index as described in the preceding paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the Commodity Index may adversely affect trading in the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the Commodity Index as described above, the successor index or value will be substituted for the Commodity Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Commodity Index may adversely affect the value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Commodity Index or any successor index is changed in any material respect, or if the Commodity Index or any successor index is in any other way modified so that the value of the Commodity Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of an index comparable to the Commodity Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Commodity Index or the successor index. Accordingly, if the method of calculating the Commodity Index or any successor index is modified so that the value of the Commodity Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 6.00% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank N.A., will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citibank, N.A. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

THE DOW JONES-AIG COMMODITY INDEXSM

The Dow Jones-AIG Commodity IndexSM (“the Commodity Index”) reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Commodity Index. The value of the Commodity Index is computed on the basis of hypothetical investments in the basket of commodities that make up the Commodity Index.

The Notes are linked to the Commodity Index and not the Dow Jones-AIG Commodity Index Total ReturnSM. The Commodity Index reflects returns that are potentially available through an unleveraged investment in the components of that index. The Dow Jones-AIG Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Commodity Index, reflects interest that could be earned on cash collateral invested in hypothetical one-month U.S. Treasury bills.

General

Unless otherwise stated, we have derived all information regarding the Commodity Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Dow Jones and AIG-FP, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones and AIG-FP. Dow Jones and AIG-FP are under no obligation to continue to publish, and may discontinue or suspend the publication of, the Commodity Index at any time. Additionally, Dow Jones and AIG-FP can add, delete or substitute the components underlying the Commodity Index or make other methodological changes that could change the level of the Commodity Index. Dow Jones and AIG-FP have no obligation to consider the interests of the holders of the Notes in calculating or revising the Commodity Index. We do not assume any responsibility for the accuracy or completeness of any information relating to the Commodity Index.

The Commodity Index was introduced in July 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Commodity Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Commodity Index for 2007 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Dow Jones-AIG Commodity Index Advisory Committee and Supervisory Committee

Prior to February 2007, the Dow Jones-AIG Commodity Index Oversight Committee (the “Oversight Committee”) assisted Dow Jones and AIG-FP in connection with the operation of the Commodity Index. The Oversight Committee included prominent members of the financial, academic and legal communities and met annually to consider changes to be made to the Commodity Index for the coming year.

In February 2007, Dow Jones and AIG-FP announced modifications to the rules regarding the Oversight Committee. A new two tier structure composed of an Advisory Committee and a Supervisory Committee was adopted to replace the previous single Oversight Committee. The purpose of this two tiered structure is to expand the breadth of input into the decision-making process, while also providing a mechanism for a more rapid reaction in the event of any market disruptions or extraordinary changes in market conditions.

The Supervisory Committee is currently composed of three individuals, one each from Dow Jones Indexes (a division of Dow Jones), AIG-FP and Banque AIG (a subsidiary of AIG-FP). The Advisory Committee currently consists of nine leading figures from the financial and academic communities. The Supervisory Committee will make all final decisions relating to the Index, given any advice and recommendations of the Advisory Committee.

As described in more detail below, the Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Commodity Index are determined each year in June or July by AIG-FP, announced in July and implemented the following January. The most recent composition of the Commodity Index was approved by the Oversight Committee at a meeting held in July 2006. The next Commodity Index reweightings and rebalancing will be implemented in January 2008, upon approval of the Supervisory Committee.

Four Main Principles Guiding the Creation of the Dow Jones-AIG Commodity Index

The Commodity Index was created using the following four main principles:

•

Economic significance. The Commodity Index is intended to represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Commodity Index uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The Commodity Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Commodity Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (such as gold) relative to non-storable commodities (such as live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Put another way, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The Commodity Index thus relies on data that is both an inherent aspect of the futures market (liquidity) and external to the futures market (production) in determining relative weightings.

•

Diversification. A second major goal of the Commodity Index is to provide diversified exposure to commodities as an asset class. As described further below, diversification rules have been established and are applied annually.

•

Continuity. The third goal of the Commodity Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the index from year to year. The Commodity Index is intended to provide a stable benchmark.

•

Liquidity. Another goal of the Commodity Index is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Commodity Index can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance.

Daily Calculations

The Commodity Index is calculated daily by Dow Jones, in conjunction with AIG-FP, by applying the impact of the changes to the futures prices of commodities included in the Commodity Index (based on their relative weightings) to the previous day’s Commodity Index value. Since the futures contracts included in the Commodity Index are for physical commodities, they must be rolled periodically according to a fixed schedule in order to maintain exposure to the underlying commodities without taking delivery. The rollover for each contract occurs over a period of five business days during such applicable period.

Annual Reweightings and Rebalancings of the Index

The Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Commodity Index are determined each year in June by AIG-FP, under the supervision of the Advisory and Supervisory Committees, announced in July and implemented the following January. The composition of the Index for 2007 was approved by the Oversight Committee at a meeting held in July 2006.

Determination of Relative Weightings

The relative weightings of the component commodities included in the Commodity Index are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Commodity Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic U.S. dollar value of the futures contract selected as the reference contract for that commodity (the “Designated Contract”), and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Commodity Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities that were designated for potential inclusion in the Commodity Index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities that will be included in the Commodity Index (the “Index Commodities”) and their respective percentage weights, as described below.

Commodity Index Multipliers

Subject to the Diversification Rules discussed below, CIPs are incorporated into the Commodity Index by calculating the new unit weights for each Index Commodity. On the fourth business day of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Commodity Index, are used to determine a “Commodity Index Multiplier” or “CIM” for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Diversification Rules

The Commodity Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the index, the index relies on several diversification rules, which are applied annually when the Commodity Index is reweighted and rebalanced on a price-percentage basis. The following diversification rules are applied to the annual reweighting and rebalancing of the Commodity Index as of January of the applicable year:

•	No related group of commodities (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the index.

•	No single commodity may constitute more than 15% of the index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the index.

•	No single commodity that is in the index may constitute less than 2% of the index.

Following the annual reweighting and rebalancing of the Commodity Index in January, the percentage of any single commodity or group of commodities will fluctuate and may exceed or be less than the percentages set forth above.

Commodities Available for Inclusion in the Commodity Index

Commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration and which are the subject of a qualifying related futures contract. The 23 potential commodities currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, live cattle, lean hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 Index Commodities selected for 2007 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts

A futures contract known as a Designated Contract is selected for each commodity. With the exception of several London Metal Exchange (“LME”) contracts, where AIG-FP believes that there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for a commodity, AIG-FP selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, AIG-FP selects the most actively traded contract. This process is reviewed by the Advisory and Supervisory Committees. Data concerning this Designated Contract will be used to calculate the Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available to replace that Designated Contract. The Designated Contracts for the commodities included in the Commodity Index for 2007 are as follows:

Commodity	Designated Contract	Exchange	Units	Price Quote	Current Weighting***
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	US$/metric ton	6.80%
Coffee	Coffee “C”	NYBOT	37,500 lbs	cents/pound	3.02%
Copper*	High Grade Copper	COMEX	25,000 lbs	cents/pound	6.19%
Corn	Corn	CBOT	5,000 bushels	cents/bushel	5.63%
Cotton	Cotton	NYCE	50,000 lbs	cents/pound	3.15%
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	US$/barrel	12.72%
Gold	Gold	COMEX	100 troy oz.	US$/troy oz.	6.83%
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/gallon	3.79%
Live Cattle	Live Cattle	CME	40,000 lbs	cents/pound	6.14%
Lean Hogs	Lean Hogs	CME	40,000 lbs	cents/pound	3.01%
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	US$/mmbtu	12.55%
Nickel	Primary Nickel	LME	6 metric tons	US$/metric ton	2.72%
Silver	Silver	COMEX	5,000 troy oz.	cents/troy oz.	2.29%
Soybeans	Soybeans	CBOT	5,000 bushels	cents/bushel	7.75%
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	cents/pound	2.85%
Sugar	World Sugar No. 11	CSCE	112,000 lbs	cents/pound	3.12%
Unleaded Gasoline**	Reformulated Blendstock for Oxygen Blending	NYMEX	42,000 gal	cents/gallon	3.94%
Wheat	Wheat	CBOT	5,000 bushels	cents/bushel	4.72%
Zinc	Special High Grade Zinc	LME	25 metric tons	US$/metric ton	2.80%

*	The Commodity Index uses the High Grade Copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Index.
**	As announced by the Oversight Committee on March 3, 2006, The New York Harbour Unleaded Gasoline (HU) contract was replaced in April 2006 by the Reformulated Gasoline Blenstock for Oxygen Blending (RB) futures contract. The transition occurred during the regularly scheduled April 2006 Roll Period. The last HU contract was the May 2006 expiration. The first RB contract was the July 2006 expiration. No changes to the Commodity Index Multipliers occurred as a result of this transition.
***	Reflects the approximate weightings of the 19 commodities included in the Commodity Index as approved by the Oversight Committee in July 2006, which became effective as of January 2007.

In addition to the commodities set forth in the above table, cocoa, lead, platinum and tin also are considered for inclusion in the Commodity Index.

Commodity Groups

For purposes of applying the diversification rules discussed above, the commodities available for inclusion in the Commodity Index are assigned to “Commodity Groups.” The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group:	Current Weighting*:	Commodities:	Commodity Group:	Current Weighting*:	Commodities:
Energy	33.00%	Crude Oil	Livestock	9.15%	Live Cattle
		Heating Oil			Lean Hogs
		Natural Gas
		Unleaded Gasoline	Grains	18.10%	Corn
					Soybeans
Precious Metals	9.12%	Gold			Wheat
		Silver
			Softs	9.29%	Cotton
					Sugar
Industrial Metals	18.51%	Aluminum			Coffee
		Copper
		Nickel	Vegetable Oil	2.85%	Soybean Oil
		Zinc

*	Reflects the approximate weightings of the seven Commodity Groups of the Commodity Index as approved by the Oversight Committee in July 2006, which became effective as of January 2007

The Commodity Index Is a Rolling Index

The Commodity Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five business days each month according to a pre-determined schedule. This process is known as “rolling” a futures position.

Commodity Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Commodity Index will be adjusted in the event that AIG-FP determines that any of the following g index calculation disruption events exists:

•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Commodity Index on that day;

•	the settlement price of any futures contract used in the calculation of the Commodity Index reflects the maximum permitted price change from the previous day’s settlement price;

•	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Commodity Index;

•	or with respect to any futures contract used in the calculation of the Commodity Index that trades on the LME, a business day on which the LME is not open for trading.

Historical Settlement Values of the Commodity Index

The following table sets forth the month-end settlement values of the Dow Jones-AIG Commodity IndexSM from January 2002 through June 2007. The historical performance of the Dow Jones-AIG Commodity Index should not be taken as an indication of future performance.

	2002	2003	2004	2005	2006	2007
January	88.309	118.644	137.620	146.821	173.669	166.094
February	90.476	122.526	146.445	156.886	162.234	171.013
March	99.588	113.171	150.837	162.094	165.194	171.963
April	99.431	112.360	148.046	152.294	175.767	173.215
May	97.755	118.821	150.436	150.727	176.679	172.723
June	99.518	115.788	144.034	152.885	173.235	169.671
July	98.826	116.395	146.414	159.330	178.032
August	105.581	120.898	143.556	170.816	170.876
September	106.294	120.898	153.175	178.249	159.957
October	105.053	126.571	155.549	166.516	166.817
November	105.247	126.087	153.406	166.402	175.214
December	110.276	135.269	145.600	171.149	166.509

The value of the Commodity Index at the close of business on July 23, 2007 was 170.199.

The following graph plots the historical daily settlement values of the Commodity Index from January 2, 1997 to July 23, 2007. Past movements of the Commodity Index are not necessarily indicative of future Commodity Index values or what the value of the Notes may be. Any historical upward or downward trend in the value of the Commodity Index during any period set forth below is not an indication that the Commodity Index is more or less likely to increase or decrease at any time during the term of the notes.

License Agreement

“Dow Jones,” “AIG®” “Dow Jones-AIG Commodity IndexSM,” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Inc. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s).

Dow Jones, AIG-FP and Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Inc., and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Commodity Index, in connection with certain securities, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates to Citigroup Global Markets Inc. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity IndexSM, which are determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to Citigroup Global Markets Inc. or the Notes. Dow Jones and AIG-FP have no obligation to take the needs of Citigroup Global Markets Inc. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity IndexSM. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Citigroup Global Markets Inc., but which may be similar to and competitive with the Notes. In addition, American International Group, AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity IndexSM and the Notes.

This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity IndexSM components in connection with the Notes. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR

AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS INC., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG CITIGROUP GLOBAL MARKETS INC., OTHER THAN AMERICAN INTERNATIONAL GROUP.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Notes who will hold the Notes as capital assets. All references to “holders” are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding to treat a Note for U.S. federal income tax purposes as a capped variable cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract, at maturity each holder will receive the cash value of the Commodity Index subject to certain adjustments, and under the terms of which contract at the time of issuance of the Note the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Note, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the Commodity Index pursuant to the terms of the Note. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), under the characterization of the Notes agreed to above.

Under the above characterization of the Notes, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. A holder’s tax basis in the Notes generally will equal the holder’s cost for such Notes.

Alternative Characterizations. Due to the absence of authority as to the proper characterization of the Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Notes unless the settlement value of the Commodity Index on the Valuation Date is below 90% of the settlement value of the Commodity Index on the Pricing Date, the IRS could seek to analyze the federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Notes offer no assurance that a holder’s investment will be returned to the holder at maturity expect to the extent that the settlement value of the Commodity Index is not below 90% of the settlement value of the Commodity Index on the Pricing Date; instead, at maturity, the Notes provide economic returns that are generally indexed to the performance of the Commodity Index. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the Notes for U.S. federal income tax purposes, not as debt instruments, but as a capped variable cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract at maturity each holder will receive the cash value of Commodity Index subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Notes, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the “comparable yield”, regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of a Note generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss. You may contact any Director at the Rate Structuring Desk of Citigroup Global Markets at (212) 723-6136 on or following the date on which the Notes are issued to obtain the comparable yield.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$3,500,000 principal amount of Notes (3,500 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover of this pricing supplement and some of the Notes to certain dealers at those prices less a concession not to exceed US$17.50 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed US$17.50 per Note on sales to certain other dealers.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•

in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup Inc.;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•

it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•

it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Republic of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes; and

•

no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$3,500,000 principal amount

Notes Based Upon the

Dow Jones-AIG

Commodity IndexSM

Due July 27, 2010

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

July 23, 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)